SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                            ThermoEnergy Corporation
                            -------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    883906406
                                 (CUSIP Number)


                                 Kevin Kimberlin
                        c/o Spencer Trask Ventures, Inc.
                               535 Madison Avenue
                               New York, NY 10022
                                 (212) 418-8556
                              --------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 2, 2007
                                    ---------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No. 883906406                                          Page 2 of 5 Pages
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     1  NAME OF REPORTING PERSONS                             Kevin Kimberlin
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     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |X|
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     3  SEC USE ONLY
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     4  SOURCE OF FUNDS*                                      OO
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     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                              |_|
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     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            United States
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NUMBER OF       7  SOLE VOTING POWER                          8,803,087
SHARES        ------------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER                        0
OWNED BY      ------------------------------------------------------------------
THE             9  SOLE DISPOSITIVE POWER                     8,803,087
REPORTING     ------------------------------------------------------------------
PERSON WITH    10  SHARED DISPOSITIVE POWER                   0

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    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                8,803,087
        THE REPORTING PERSON
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGREGATE AMOUNT IN ROW               |_|
        (11) EXCLUDES CERTAIN SHARES*
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    13  PERCENT OF CLASS REPRESENTED BY AMOUNT
        IN ROW (11)                                           17.4%
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*                             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.   SECURITY AND ISSUER.

This Schedule 13D (the "Schedule 13D") relates to common stock, par value $0.001 per share (the "Common Stock") of ThermoEnergy Corporation, a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 124 West Capitol Avenue, Suite 880, Little Rock, Arkansas 72201.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by Kevin Kimberlin (the "Reporting
Person").

(b) The Reporting Person's business address is c/o Spencer Trask Ventures, Inc., 535 Madison Avenue, New York, NY 10022.

(c) The Reporting Person's present principal occupations are Chairman of Spencer Trask Ventures, Inc. and private investor.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person is the non-member manager and indirectly the principal owner of Spencer Trask Specialty Group, LLC ("STSG"), a Delaware limited liability company. The Reporting Person is approximately an 80% owner of the entity that is a 100% owner of the manager of Spencer Trask Private Equity Accredited Fund III, LLC ("Accredited Fund").

Pursuant to the Agreement for the Purchase and Sale of Securities entered into on July 2, 2007 by and among CASTion Corporation, a Massachusetts corporation ("CASTion") and six investment funds, including STSG and Accredited Fund, both of which are affiliates of the Reporting Person, the Company acquired shares of the preferred stock of CASTion representing, in the aggregate, 90.31% of the total issued and outstanding shares of CASTion's common stock on an as-converted basis and promissory notes in the aggregate principal amount of $2,000,000 and other debt obligations of CASTion. In consideration for the preferred stock and debt of CASTion, pursuant to the Agreement for the Purchase and Sale of Securities, on July 2, 2007, the Company paid the following consideration to
STSG: (i) 2,410,867 shares of Common Stock, (ii) Warrants to purchase up to 2,417,539 shares of Common Stock at an exercise price of $0.50 per share and
(iii) Convertible Promissory Notes of the Company in the principal amount of $1,949,840.70; and the following consideration to Accredited Fund: (i) 25,000 shares of Common Stock and (ii) Warrants to purchase up to 50,000 shares of Common Stock at an exercise price of $0.50 per share.

ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Person acquired its current holdings of the Issuer for investment purposes.

Other than as set forth herein, the Reporting Person has no present plans or proposals which relate to, or may result in, any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person may be deemed the beneficial owner of 8,803,087 shares of Common Stock (based on ownership by STSG of (i) 2,410,867 shares of Common Stock, (ii) Warrants to purchase up to 2,417,539 shares of Common Stock at an exercise price of $0.50 per share and (iii) Convertible Promissory Notes of the Company in the principal amount of $1,949,840.70 convertible into 3,899,681 shares of Common Stock; and ownership by Accredited Fund of (i) 25,000 shares of Common Stock and (ii) Warrants to purchase up to 50,000 shares of Common Stock at an exercise price of $0.50 per share), representing approximately 17.35% of the Company's outstanding Common Stock, on an as-converted, fully-diluted basis.

(b) The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of the Reporting Person's respective shares.

(c) No other transactions in the Issuer's Common Stock were effected during the past sixty days by the Reporting Person.

(d) To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See the description of the Agreement for the Purchase and Sale of Securities in
Item 3 above, which is incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Agreement for the Purchase and Sale of Securities, dated as of July 2, 2007, by and among the Issuer, CASTion and six investment funds, including Spencer Trask Specialty Group, LLC and Spencer Trask Private Equity Accredited Fund III, LLC.

                               S I G N A T U R E S

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated as of:  March 26, 2008


                                            KEVIN KIMBERLIN


                                            /s/ Kevin Kimberlin
                                            ----------------------------


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